Exhibit 99.2

BP p.l.c. AND SUBSIDIARIES

CAPITALIZATION AND INDEBTEDNESS

The following table shows the unaudited consolidated capitalization and indebtedness of the BP Group as of September 30, 2006 in accordance with IFRS:

As of September 30, 2006

(US$ million)
Share Capital
Authorized share capital (1)	9,023

Capital shares (2-3)	4,975
Paid-in surplus (4)	9,802
Merger reserve (4)	27,200
Other reserves	6
Shares held by ESOP trusts	(173)
Available-for-sale investments	319
Cash flow hedges	27
Foreign currency translation reserve	3,858
Treasury Shares	(21,709)
Retained earnings	59,973

BP shareholders’ equity	84,278

Finance debt (5-7)
Due within one year	9,561
Due after more than one year	10,412

Total finance debt	19,973

Total Capitalization (8)	104,251

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.
(2)

Issued share capital as of September 30, 2006 comprised 19,815,830,450 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,947,931,905 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the common stock of BP which has been issued and is fully paid.
(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
(5)	Finance debt recorded in currencies other than U.S. dollars has been translated into U.S. dollars at the relevant exchange rates existing on September 30, 2006.
(6)	Obligations under finance leases are included in the above table.
(7)

As of September 30, 2006, the parent company, BP p.l.c., had outstanding guarantees totaling US$16,555 million, of which US$16,531 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 83% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since September 30, 2006 in the consolidation capitalization, indebtedness or contingent liabilities for BP.